Room 4561
								August 8, 2005

Steven A. Flagg
President and Chief Executive Officer
Purchasesoft, Inc.
2091 Business Center Drive, Suite 100
Irvine, CA  92612

Re:	Purchasesoft, Inc.
Form 8-K filed on July 28, 2005
	File No. 0-11791

Dear Mr. Flagg:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Revise to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that
"it was in the best interest" of the Company to change its auditors, as such wording is unclear to a reader.
2. Revise to state the date on which the events being reported occurred. It is not sufficient to state that such events occurred "in July, 2004."
3. We note that during your "fiscal years 2001-2003, and during the interim period from June 1, 2003 through the date February 29, 2004, there have been no past disagreements" with Spector & Wong, LLP. Please revise your disclosures to state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.
4. Item 304(a)(1)(ii) of Regulation S-B requires a statement regarding the accountant`s report on the financial statements for the past two years. Revise accordingly.
5. With regard to the appointment of Mendoza Berger & Company,
LLP,
Item 304(a)(2)(IV) of Regulation S-B requires that you provide disclosures for certain consultations occurring during the two most recent years and any subsequent interim period prior to engagement.
Revise your disclosures accordingly.
6. Revise to file a letter from your former accountant, indicating whether or not they agree with the disclosures in your Form 8-K.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or me at (202) 551-3226 with any questions.

Sincerely,



      Craig D. Wilson
      Senior Assistant Chief Accountant
Steven A. Flagg
Purchasesoft, Inc.
August 8, 2005
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